UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-43353

CLINUVEL PHARMACEUTICALS LIMITED

Level 22, 535 Bourke Street

Melbourne, VIC 3000

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 5, 2026, Clinuvel Pharmaceuticals Limited filed the following documents with the Australian Securities Exchange are furnished to this Form 6-K as Exhibit 99.1 to Exhibit 99.3.

Exhibits

Exhibit No.	Description

99.1	Appendix 2A - Application for quotation of securities
99.2	Appendix 3H - Notification of cessation of securities
99.3	Section 708A Cleansing Statement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLINUVEL PHARMACEUTICALS LIMITED

Date: October 7, 2026	By:	/s/ Philippe Wolgen
	Name:	Philippe Wolgen
	Title:	Managing Director and Chief Executive Officer